Exhibit (a)(1)(i)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Memory Pharmaceuticals Corp.
at
$0.61 Net Per Share
by
900 North Point Acquisition Corporation
a wholly owned subsidiary
of
Hoffmann-La Roche Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, AT THE END OF WEDNESDAY, DECEMBER 31, 2008,
UNLESS THE OFFER IS EXTENDED.

WE ARE MAKING THIS OFFER PURSUANT TO AN AGREEMENT AND PLAN OF MERGER DATED AS OF NOVEMBER 25, 2008 AMONG MEMORY PHARMACEUTICALS CORP., HOFFMANN-LA ROCHE INC. AND 900 NORTH POINT ACQUISITION CORPORATION. THE BOARD OF DIRECTORS OF MEMORY PHARMACEUTICALS CORP. HAS (I) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY’S STOCKHOLDERS, (II) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND (III) RESOLVED TO RECOMMEND ACCEPTANCE OF THE OFFER AND ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF THE COMPANY.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN ON OR PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK OF THE COMPANY WHICH, TOGETHER WITH THE SHARES THEN OWNED BY HOFFMANN-LA ROCHE INC. AND/OR 900 NORTH POINT ACQUISITION CORPORATION OR ANY OTHER OF ITS AFFILIATES, REPRESENTS AT LEAST A MAJORITY OF THE SHARES OUTSTANDING (ASSUMING THE EXERCISE OF ALL OPTIONS TO PURCHASE SHARES OUTSTANDING UNDER ANY EMPLOYEE STOCK OPTION PLAN, COMPENSATION PLAN OR ARRANGEMENT OF THE COMPANY AND WARRANTS TO PURCHASE SHARES, IN EACH CASE, EXERCISABLE IMMEDIATELY PRIOR TO THE EXPIRATION OF THE OFFER AND HAVING AN EXERCISE PRICE PER SHARE THAT IS EQUAL TO OR LESS THAN THE OFFER PRICE IMMEDIATELY PRIOR TO THE CONSUMMATION OF THE OFFER). THE OFFER IS NOT CONDITIONED UPON ANY FINANCING ARRANGEMENTS OR SUBJECT TO A FINANCING CONDITION. OTHER CONDITIONS TO THE OFFER ARE DESCRIBED IN “THE OFFER — SECTION 15 — CONDITIONS OF THE OFFER”.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

December 3, 2008

IMPORTANT

If you desire to tender all or any portion of your shares in the offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Mellon Investor Services LLC, the Depositary for the offer. These materials must reach Mellon Investor Services LLC on or prior to the expiration of the offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer — Section 3 — Procedure for Tendering Shares”.

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary on or prior to the expiration of the offer, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885 for assistance. See “The Offer — Section 3 — Procedure for Tendering Shares” for further details.

•	If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered.

* * *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee.

i

ii

SUMMARY TERM SHEET

900 North Point Acquisition Corporation (the “Purchaser”), a wholly owned subsidiary of Hoffmann-La Roche Inc. (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of Memory Pharmaceuticals Corp. (the “Company”) for $0.61 net per share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet.

Who is offering to buy my securities?

Our name is 900 North Point Acquisition Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of the Company. We are a wholly owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation. See “The Offer — Section 9 — Certain Information Concerning the Purchaser and Parent”.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of the Company. We refer to one share of Company common stock as a “share”. See “Introduction”.

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay $0.61 per share, net to seller in cash, without interest and less applicable withholding taxes and, except in certain circumstances, stock transfer taxes. If you are the record holder of your shares (i.e., a stock certificate has been issued to you) and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction”.

Do you have the financial resources to pay for the shares?

Yes. We estimate that we will need approximately $51.4 million to acquire the Company pursuant to the offer and the merger and to pay the related fees and expenses. It is anticipated that the funds necessary to consummate the offer and the merger and to pay related fees and expenses will be obtained from general corporate funds of the Roche group. The offer is not conditioned upon any financing arrangements or subject to a financing condition. See “The Offer — Section 10 — Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender in the offer?

No. Since the purchase price is payable in cash, is not conditioned upon any financing arrangements and will be obtained from general corporate funds of the Roche group, we do not think our financial condition is material to your decision whether to tender in the offer. See “The Offer — Section 9 — Certain Information Concerning the Purchaser and Parent”.

Is there an agreement governing the offer?

Yes. The Company, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of November 25, 2008. Pursuant to the merger agreement, the parties have agreed on the terms and conditions of the offer and, following consummation of the offer, the merger of Purchaser into the Company. See “The Offer — Section 13 — The Transaction Documents”.

What does the Board of Directors of the Company think of the offer?

The Board of Directors of the Company has determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interest of the Company’s stockholders, approved and declared advisable the merger agreement and the transactions contemplated thereby and resolved to recommend the acceptance of the offer and adoption of the merger agreement by the stockholders of the Company. The Company will file a Schedule 14D-9 with the SEC indicating the approval of the transaction by its Board of Directors and the reasons for the Board’s approval and recommending that the Company’s stockholders tender their shares in the offer. See “The Offer — Section 11 — Background of the Offer”.

How long do I have to decide whether to tender in the offer?

You have until the expiration date of the offer to tender. The offer currently is scheduled to expire at 12:00 Midnight, New York City time, at the end of Wednesday, December 31, 2008. Pursuant to the terms of the merger agreement, if any of the conditions to the offer (other than the Minimum Condition as defined in “The Offer — Section 15 — Conditions of the Offer”) is not satisfied or waived on any scheduled or extended expiration date of the offer, or if required by any rule, regulation, interpretation or position of the SEC or staff thereof applicable to the offer or as otherwise required by applicable law, Purchaser will extend the offer, from time to time until such conditions are satisfied or waived or for any such period required by law. If all of the conditions to the offer (other than the Minimum Condition) have been satisfied or waived on any scheduled or extended expiration date of the offer, Purchaser will extend the offer for a period of five (5) business days, provided that the Purchaser will not be required so to extend the offer more than twice in a row. Notwithstanding the foregoing, Purchaser is not required to extend the offer beyond February 13, 2009, unless the failure of the offer to be consummated by such date is attributable to a breach of the merger agreement by Parent, in which case Purchaser will be required to extend the offer beyond February 13, 2009. See “The Offer — Section 13 — The Transaction Documents”.

When the offer expires, we will, if requested to do so by the Company or may, in our sole discretion, provide a “subsequent offering period”. A subsequent offering period, if one is included, will be an additional period of time, beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer — Section 1 — Terms of the Offer”.

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things, there being validly tendered and not withdrawn on or prior to the expiration of the offer a number of shares that, together with the shares then owned by Parent and/or us or any other of its affiliates, represents at least a majority of the shares outstanding (assuming the exercise of all options to purchase shares outstanding under any employee stock option plan, compensation plan or arrangement of the Company and warrants to purchase shares, in each case, exercisable immediately prior to the expiration of the offer and having an exercise price per share that is equal to or less than the price per share paid in the offer immediately prior to the consummation of the offer). The offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the offer are described in “The Offer — Section 15 — Conditions of the Offer”.

What is the “top-up option” and when will it be exercised?

Under the merger agreement, if after consummation of the offer (and any subsequent offering period), we do not own at least 90% of the outstanding shares on a fully-diluted basis, we have the option, subject to certain limitations, to purchase from the Company up to a number of authorized and unissued shares sufficient to cause us to own, when added to the number of shares owned by us and our affiliates at the time of the exercise of the top-up option, one more share than 90% of the shares that would be outstanding immediately after the issuance of all shares to be issued upon exercise of the top-up option, calculated on a fully-diluted basis, at a price per share equal to the price per share paid in the offer. The top-up option cannot be exercised if the number of top-up option shares would exceed the number of authorized but unissued and unreserved shares. We may exercise this option, in whole or in part, only once, at any time on or prior to the 10th business day after we accept shares for payment pursuant to the offer or at the end of any subsequent offering period, if applicable. If we exercise the top-up option and thereby obtain ownership of 90% of the outstanding shares, we will be able to effect a short-form merger under Delaware law, which means that we may effect the merger without any further action by the stockholders of the Company.

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Mellon Investor Services LLC, the Depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer — Section 1 — Terms of the Offer”.

Have any shareholders already agreed to tender their shares in the offer?

Yes. Certain stockholders of the Company have entered into a tender and support agreement with Parent pursuant to which, among other things, those stockholders have agreed to tender their shares of Company common stock in the offer. These stockholders collectively beneficially own 24,221,466 shares (excluding shares that are subject to unexercised employee stock options or warrants), representing approximately 29.5% of the currently outstanding shares of Company common stock.

How do I tender my shares?

If you wish to accept the offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to Mellon Investor Services LLC, the Depositary for the offer. These materials must reach Mellon Investor Services LLC on or prior to the expiration of the offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer — Section 3 — Procedure for Tendering Shares”.

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary on or prior to the expiration of the offer, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885 for assistance. See “The Offer — Section 3 — Procedure for Tendering Shares” for further details.

•	If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered. See “The Offer — Section 3 — Procedure for Tendering Shares”.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you tender in the offer at any time prior to the expiration of the offer, and, following such expiration, you can withdraw them unless and until we accept shares for payment as provided herein. Once we accept shares for payment, you will no longer be able to withdraw them. In addition, you may not withdraw shares tendered during any subsequent offering period, if we elect to have such a period. See “The Offer — Section 4 — Withdrawal Rights”.

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, which includes all required information, to Mellon Investor Services LLC, the Depositary for the offer, while you have the right to withdraw the shares. See “The Offer — Section 4 — Withdrawal Rights”.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all shares validly tendered that have not been withdrawn promptly after the later of the expiration of the offer and the satisfaction or waiver of the conditions to the offer set forth in “The Offer — Section 15 — Conditions of the Offer”. We do, however, reserve the right, in our sole discretion and subject to applicable law and the terms of the merger agreement, to delay the acceptance for payment or payment for shares until satisfaction of all conditions to the offer that are dependent upon the receipt of government approvals. See “The Offer — Section 2 — Acceptance for Payment and Payment”.

We will pay for your shares by depositing the purchase price with Mellon Investor Services LLC, the Depositary for the offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by Mellon Investor Services LLC of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer — Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See “The Offer — Section 2 — Acceptance for Payment and Payment”.

Will the offer be followed by the merger if all the shares are not tendered in the offer?

If we purchase at least a majority of the outstanding shares in the offer, we will seek to effect the merger of Purchaser into the Company as promptly as practicable in accordance with the terms of the merger agreement. Furthermore, if pursuant to the offer or otherwise (including as a result of our exercise of the top-up option) we own in excess of 90% of the outstanding shares, we may effect the merger without any further action by the stockholders of the Company. If the merger takes place, Parent will own all of the shares of the Company and all other remaining stockholders (other than stockholders properly exercising their appraisal rights) will receive the price per share paid in the offer. See “The Offer — Section 12 — Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights”.

If a majority of the shares are tendered and accepted for payment, will Memory Pharmaceuticals Corp. continue as a public company?

If the merger takes place, the Company will no longer be publicly owned. Even if the merger does not take place, the shares may no longer remain listed on The NASDAQ Capital Market, there may not be a public trading market for the shares, and the Company may cease to make filings with the Securities and Exchange Commission or otherwise cease to be required to comply with the Securities and Exchange Commission rules relating to publicly held companies. Furthermore, the Company is not currently in compliance with the continued listing requirements of The NASDAQ Capital Market. The NASDAQ Listing Qualifications Panel granted the Company an extension through December 3, 2008 to comply with the $35 million market capitalization requirement or the alternative requirement of $2.5 million in stockholders’ equity. However, the Company has not achieved compliance with either of such requirements as of December 3, 2008. On December 3, 2008, the NASDAQ Stock Market notified the Company that the NASDAQ Listing Qualifications Panel had determined to delist the Company’s common stock, effective at the open of business on December 5, 2008. However, on December 3, 2008, the NASDAQ Stock Market also informed the Company that the NASDAQ Listing and Hearing Review Council is reviewing the NASDAQ Listing Qualifications Panel’s December 3, 2008 decision to determine whether to stay the delisting for a period of time beyond December 5, 2008 and will inform the Company prior to December 5, 2008 if it intends to do so. If the NASDAQ Listing and Hearing Review Council determines to stay the NASDAQ Listing Qualifications Panel’s decision, the NASDAQ Listing and Hearing Review Council will review additional information to be submitted by the Company to determine whether to provide a further extension. In such case, the Company’s common stock will continue to trade on the NASDAQ Capital Market pending such review by the NASDAQ Listing and Hearing Review Council. If the delisting determination is not stayed, then the shares will no longer remain listed on The NASDAQ Capital Market. See “The Offer — Section 7 — Possible Effects of the Offer on the Market for the Shares; NASDAQ Capital Market Listing; Registration under the Exchange Act; Margin Regulations”.

If I decide not to tender, how will the offer affect my shares?

If the offer is successful, we intend to seek to effect the merger as promptly as practicable thereafter. If the proposed second-step merger takes place, stockholders who do not tender in the offer (other than those properly exercising their appraisal rights) will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference between tendering and not tendering shares in the offer is that tendering stockholders will be paid earlier.

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available in connection with the offer. However, appraisal rights will be available in the merger to holders of shares that are not tendered or voted in favor of the merger and who comply with the applicable requirements of Delaware law. See “The Offer — Section 12 — Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights”.

What is the market value of my shares as of a recent date?

On November 24, 2008, the last full trading day before the announcement of the execution of the merger agreement, the last reported sales price of Company common stock reported on The NASDAQ Capital Market was $0.15 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender. See “The Offer — Section 6 — Price Range of Shares; Dividends”.

What are the U.S. federal income tax consequences of participating in the offer?

In general, your sale of shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See “The Offer — Section 5 — Certain U.S. Federal Income Tax Considerations”.

Who can I talk to if I have questions about the offer?

You can call MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (toll-free). See the back cover of this Offer to Purchase.

To the Stockholders of Memory Pharmaceuticals Corp.:

INTRODUCTION

We, 900 North Point Acquisition Corporation (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation (“Parent”), are offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Memory Pharmaceuticals Corp., a Delaware corporation (the “Company”), for $0.61 per Share (the “Offer Price”), net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders who have Shares registered in their own names and tender directly to Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc. (the “Information Agent”) incurred in connection with the Offer. See “The Offer — Section 17 — Fees and Expenses”.

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of November 25, 2008 (the “Merger Agreement”), among the Company, Parent and the Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, Purchaser will merge into the Company (the “Merger”), with the Company continuing as the Surviving Corporation and becoming a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Dissenting Shares (as defined below) and any Shares held by the Company, Parent and any of their affiliates (including us)) will be converted into the right to receive the price paid in the Offer, without interest. The Merger is subject to the satisfaction or waiver of certain conditions. See “The Offer — Section 13 — The Transaction Documents”.

The Board of Directors of the Company (the “Company Board”) has (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) and (iii) resolved to recommend acceptance of the Offer and adoption of the Merger Agreement by the stockholders of the Company.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn on or prior to the Expiration Date (as defined below) of the Offer a number of Shares that, together with the Shares then owned by Parent and its affiliates (including us), represents at least a majority of the Shares outstanding (assuming the exercise of all options to purchase Shares outstanding under any employee stock option plan, compensation plan or arrangement of the Company and warrants to purchase Shares, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price immediately prior to the consummation of the Offer) (the “Minimum Condition”). The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in “The Offer — Section 15 — Conditions of the Offer”.

According to the Company, as of November 20, 2008, there were outstanding 82,243,050 Shares, employee stock options to purchase 7,911,443 Shares (of which options to purchase an aggregate of 336,637 Shares have an exercise price per Share that is equal to or less than the Offer Price and are expected to be exercisable immediately prior to the expiration of the Offer) and warrants to purchase 6,637,156 Shares (none of which has an exercise price per Share that is equal to or less than the Offer Price). Based upon the foregoing, there would be approximately 82,579,687 Shares outstanding for purposes of determining the Minimum Condition (assuming the exercise of employee stock options and warrants, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or lesser than the Offer Price). Parent beneficially owns 500,926 Shares. Accordingly, we believe that the

Minimum Condition would be satisfied if approximately 40,788,918 Shares are validly tendered pursuant to the Offer and not withdrawn.

Concurrently with the execution of the Merger Agreement, Parent entered into the Tender and Support Agreement dated as of November 25, 2008 (the “Tender and Support Agreement”) with the Company’s executive officers, directors and their respective affiliates (collectively, the “Supporting Stockholders”), who collectively beneficially own 24,221,466 Shares (excluding Shares that are subject to unexercised employee stock options or warrants), representing approximately 29.5% of the currently outstanding Shares. Pursuant to the Tender and Support Agreement, the Supporting Stockholders agreed to tender all Shares beneficially owned by them pursuant to and in accordance with the terms of the Offer. “Section 13 — The Transaction Documents — Tender and Support Agreement”.

If we accept for payment and pay for Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Parent currently intends, as soon as practicable after consummation of the Offer, to exercise this right and to designate certain officers or employees of Parent and its affiliates to serve as directors of the Company. The foregoing information and certain other information contained in this Offer to Purchase, the Schedule 14D-9 and certain other materials are being (or will be) provided in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder. We currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, our directors will be the directors of the Company.

Under the Delaware General Corporation Law (“Delaware Law”), if we own at least 90% of the outstanding Shares, we would be able to effect the Merger without a vote of the Company’s stockholders. If we do not own at least 90% of the outstanding Shares, the Merger Agreement must be adopted by the Company’s stockholders. Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition is satisfied and the Offer is completed, we would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of the Company.

Pursuant to the Merger Agreement, if we do not own at least 90% of the outstanding Shares on a fully-diluted basis, we have the option (subject to certain limitations) to purchase from the Company up to a number of authorized and unissued Shares sufficient to cause us to own, when added to the number of Shares owned by us and our affiliates at the time of the exercise of this option, one more Share than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of this option, calculated on a fully diluted basis, at a price per Share equal to the price per Share paid in the Offer (such option, the “Top-Up Option”). We could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if we acquire at least 90% of the outstanding Shares, under the Merger Agreement we are required to effect a short-form merger. See “The Offer — Section 13 — The Merger Agreement — Top-Up Option”.

The Company has never paid a cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not withdrawn on or prior to the Expiration Date. “Expiration Date” means 12:00 Midnight, New York City time, at the end of Wednesday, December 31, 2008, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “Section 15 — Conditions of the Offer”, which include, among other things, satisfaction of the Minimum Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date promptly after the Expiration Date. Pursuant to the terms of the Merger Agreement, if any of the conditions to the Offer (other than the Minimum Condition) is not satisfied or waived on any scheduled or extended Expiration Date of the Offer, or if required by any rule, regulation, interpretation or position of the SEC or staff thereof applicable to the Offer or as otherwise required by applicable law, Purchaser will extend the Offer, from time to time until such conditions are satisfied or waived or for any such period required by law. If all of the conditions to the Offer (other than the Minimum Condition) have been satisfied or waived on any scheduled or extended Expiration Date of the Offer, Purchaser will extend the Offer for a period of five (5) business days, provided that the Purchaser will not be required so to extend the Offer more than twice in a row. Notwithstanding the foregoing, under the terms of the Merger Agreement, the Purchaser is not required to extend the Offer beyond February 13, 2009, unless the failure of the Offer to be consummated by such date is attributable to a breach of the Merger Agreement by Parent, in which case Purchaser will be required to extend the Offer beyond February 13, 2009. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See “Section 4 — Withdrawal Rights”.

We also reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that without the Company’s consent we may not (i) waive or change the Minimum Condition, (ii) decrease the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of shares sought in the Offer, (v) extend, or otherwise change, the Expiration Date except as otherwise provided in the Merger Agreement or (vi) otherwise amend, modify or supplement any of the Offer conditions or terms of the Offer in a manner adverse to the holders of Shares.

If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer and that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders, and that if a material change approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares that are purchased pursuant to the Offer.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, subject to the withdrawal rights described in “Section 4 — Withdrawal Rights”. Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we will, if requested to do so by the Company or may, in our sole discretion, provide a subsequent offering period to permit additional tenders of Shares. Pursuant to Rule 14d-11 under the Exchange Act, we may include a subsequent offering period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are satisfied or waived by us on or prior to the Expiration Date, (iii) we accept and promptly pay for all Shares validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begin the subsequent offering period and (v) we immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. In addition, we may extend any initial subsequent offering period, provided that the subsequent offering period (including extensions) is no more than 20 business days. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, no withdrawal rights apply to Shares tendered in a subsequent offering period or with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in the Offer or in a subsequent offering period, if one is included.

If we do include or extend a subsequent offering period, we will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or date of termination of any prior subsequent offering period.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date. If we provide a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14(e)-1(c) under the Exchange Act), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see “Section 16 — Certain Legal Matters; Regulatory Approvals”.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you.

In all cases (including during any subsequent offering period), payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in “Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”)) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “Section 3 — Procedure for Tendering Shares”. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

If we do not accept for payment any Shares tendered pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates for such unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedure for Tendering Shares

Valid Tender of Shares

Except as set forth below, to tender Shares in the Offer, either (i) the Depositary must receive on or prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, and (b) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under “— Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith.

Book-Entry Delivery

The Depositary has established an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with. “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this amended and restated Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed the box labeled “Special Payment Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary on or prior to the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary on or prior to the Expiration Date; and

•	the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup U.S. Federal Income Tax Withholding

Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish that you are exempt from backup withholding. If you are a nonresident alien or foreign entity, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the original Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4.	Withdrawal Rights

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Date and, following such expiration, you can withdraw them at any time unless theretofore accepted for payment as provided herein.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except as otherwise provided in this Section 4 or at any time after January 31, 2009, unless theretofore accepted for payment as provided herein.

For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date (or during the subsequent offering period, if any) by again following any of the procedures described in “Section 3 — Procedure for Tendering Shares”.

If we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences to U.S. holders who exchange Shares pursuant to the Offer or during a subsequent offering period, and is based upon present law (which may change, possibly with retroactive effect). Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer or during a subsequent offering period, including the effects of applicable state, local and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and may not apply if you acquired your Shares pursuant to the exercise of stock options, you are not a citizen or resident of the United States or you are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

Your exchange of Shares pursuant to the Offer or during a subsequent offering period will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you exchange Shares pursuant to the Offer or during a subsequent offering period, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of any backup withholding tax). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at a maximum tax rate of 15%. The deduction of capital losses is subject to limitations.

A stockholder whose Shares are exchanged in the Offer or during a subsequent offering period may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “Section 3 — Procedure for Tendering Shares — Backup U.S. Federal Income Tax Withholding”.

6.	Price Range of Shares; Dividends

The Shares are listed and traded on The NASDAQ Capital Market under the symbol “MEMY”. Historically, the Shares had been listed and traded on The NASDAQ Global Market and on October 28, 2008, the Shares were transferred to The NASDAQ Capital Market.

On December 5, 2007, the Company received a Staff Deficiency Letter from the NASDAQ Stock Market which stated that for the previous 30 business days the Company had failed to meet the $1.00 per share minimum closing bid price requirement for continued listing on The NASDAQ Global Market, as required by Marketplace Rule 4450(a) (5). On April 2, 2008, the Company received a second Staff Deficiency Letter from the NASDAQ Stock Market which stated that, in addition to failing to comply with the $1.00 per share minimum bid requirement for continued listing on The NASDAQ Global Market, based on the Company’s stockholders’ equity at December 31, 2007, the Company was no longer in compliance with the minimum $10 million stockholders’ equity requirement for continued listing on The NASDAQ Global Market under Marketplace Rule 4450(a) (3). On June 6, 2008, the Company received a letter from the NASDAQ Stock Market notifying the Company that, because the Company had not regained compliance with the $1.00 bid price requirement set forth in Marketplace Rule 4450(a) (5), the Company’s securities were subject to delisting from The NASDAQ Global Market, unless the Company requested a hearing. The Company requested a hearing before the NASDAQ Listing Qualifications Panel (the “Panel”), which automatically stayed the delisting of the Company’s securities. On June 13, 2008, the Company’s stockholders approved an amendment to the Amended and Restated Certificate of Incorporation to effect a reverse stock split of its common stock at a specific ratio within the range of 1:2 and 1:10, to be determined by the Company Board of Directors, in its sole discretion, within a twelve-month period following stockholder approval. On July 31, 2008, the Company appeared before the Panel and presented its plan to achieve and sustain compliance with the continued listing requirements of the Nasdaq Stock Market, which included a request to transfer the Company listing to The NASDAQ Capital Market. On October 24, 2008, the Panel approved the Company’s request to transfer to The NASDAQ Capital Market, subject to an extension to comply with the continued listing requirements, and on October 28, 2008, the Company began trading on The NASDAQ Capital Market. The Panel has granted the Company an extension through December 3, 2008 to comply with the $35 million market capitalization requirement or the alternative requirement of $2.5 million in stockholders’ equity. On December 3, 2008, the NASDAQ Stock Market notified the Company that the Panel had determined to delist the Company’s common stock, effective at the open of business on December 5, 2008. However, on December 3, 2008, the NASDAQ Stock Market also informed the Company that the NASDAQ Listing and Hearing Review Council (the “Review Council”) is reviewing the Panel’s December 3, 2008 decision to determine whether to stay the delisting for a period of time beyond December 5, 2008 and will inform the Company prior to December 5, 2008 if it intends to do so. If the Review Council determines to stay the Panel’s decision, the Review Council will review additional information to be submitted by the Company to determine whether to provide a further extension. In such case, the Company’s common stock will continue to trade on the NASDAQ Capital Market pending such review by the Review Council. If the delisting determination is not stayed, then the Company’s securities will be delisted from The NASDAQ Capital Market effective with the open of business on December 5, 2008.

The following table sets forth for the periods indicated the high and low sales prices per Share on The NASDAQ Global Market (until October 28, 2008) and on The NASDAQ Capital Market after such date as reported in published financial sources:

	High	Low

2006
First Quarter	2.93	2.11
Second Quarter	2.82	1.01
Third Quarter	1.39	0.84
Fourth Quarter	3.01	1.00
2007
First Quarter	4.94	1.52
Second Quarter	3.22	1.53
Third Quarter	2.58	1.70
Fourth Quarter	1.85	0.48
2008
First Quarter	0.82	0.45
Second Quarter	0.89	0.30
Third Quarter	0.41	0.17
Fourth Quarter (through November 24, 2008)	0.29	0.06

According to the Company’s publicly available documents, the Company has never paid a cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to acquisition by us of the entire equity interest in the Company.

On November 24, 2008, the last full trading day before the announcement of the execution of the Merger Agreement, the last reported sales price of the Shares was $0.15 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Capital Market Listing; Registration under the Exchange Act; Margin Regulations

Possible Effects of the Offer on the Market for the Shares

If the Offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will not be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

NASDAQ Capital Market Listing

On October 24, 2008, the Panel approved the Company’s request to transfer to The NASDAQ Capital Market, subject to an extension to comply with the continued listing requirements, and on October 28, 2008, the Company began trading on The NASDAQ Capital Market. The Panel granted the Company an extension through December 3, 2008 to comply with the $35 million market capitalization requirement or the alternative requirement of $2.5 million in stockholders’ equity. However, the Company has not achieved compliance with either such requirement as of December 3, 2008. On December 3, 2008, the NASDAQ Stock Market notified the Company that the Panel had determined to delist the Company’s common stock, effective at the open of business on December 5, 2008. However, on December 3, 2008, the NASDAQ Stock Market also informed the Company that the Review Council is reviewing the Panel’s December 3, 2008 decision to determine whether to stay the delisting for a period of time beyond December 5, 2008 and will inform the Company prior to December 5, 2008 if it intends to do so. If the Review Council determines to stay the Panel’s decision, the Review Council will review additional information to be submitted by the Company to determine whether to provide a further extension. In such case, the Company’s common stock will continue to trade on the NASDAQ Capital Market pending such review by the Review Council. If the delisting determination is not stayed, then the Shares will no longer remain listed on The NASDAQ Capital Market.

In the event the Shares were no longer listed on The NASDAQ Capital Market, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer (and any subsequent offering period) may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Company. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on The NASDAQ Capital Market. If the purchase of the Shares pursuant to the Offer (and any subsequent offering period) results in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on The NASDAQ Capital Market will be terminated following the completion of the Merger.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning the Company

The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, the Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, the Purchaser, the Information Agent or the Depositary.

According to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Company 10-K”), the Company was incorporated in the State of Delaware in 1997. The principal executive offices of the Company are located at 100 Philips Parkway, Montvale, New Jersey 07645 and its telephone number is (201) 802-7100. According to the Company 10-K, the Company focuses on the discovery and development of innovative drug candidates for the treatment of a broad range of central nervous system (CNS) conditions, many of which exhibit significant impairment of memory and other cognitive functions, and these conditions include neurological diseases associated with aging, such as Alzheimer’s disease, and also include certain psychiatric disorders such as schizophrenia.

Additional Information

The Company is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

9.	Certain Information Concerning the Purchaser and Parent

We are a Delaware corporation incorporated on November 14, 2008, with principal executive offices at 1220 N. Market Street, Suite 334, Wilmington, Delaware 19801. The telephone number of our principal executive offices is (312) 425-0151. To date, we have engaged in no activities other than those incidental to our formation and the Offer. Parent is a New Jersey corporation, with principal executive offices at 340 Kingsland Street, Nutley, New Jersey 07110. The telephone number of its principal executive offices is (973) 235-5000. Parent is an indirect subsidiary of Roche Holding Ltd, a holding company which, through its subsidiaries (collectively, the “Roche Group”), engages primarily in the development, manufacture, marketing and sales of pharmaceuticals and diagnostics. The Roche Group is one of the world’s leading research-based health care groups active in the discovery, development, manufacture and marketing of pharmaceuticals and diagnostics. Roche Holding Ltd’s website is located at www.roche.com.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director, executive officer and controlling shareholder of Parent and the Purchaser and certain other information are set forth on Schedule I hereto.

In July 2002, F. Hoffmann-La Roche Ltd and Parent entered into a collaboration agreement with the Company for the development of PDE4 inhibitors (the “2002 Roche PDE4 Inhibitor Agreement”). In June 2007, the 2002 Roche PDE4 Inhibitor Agreement was amended and restated to provide the Company with all development and commercialization rights to the PDE4 inhibitor program (the “Amended and Restated 2002 Roche PDE4 Inhibitor Agreement”). Under the terms of the Amended and Restated 2002 Roche PDE4 Inhibitor Agreement, the Company is obligated to make milestone payments to F. Hoffmann-La Roche Ltd and Parent if the Company achieves specified development, regulatory and commercialization milestones for any PDE4 inhibitors covered under the 2002 Roche PDE4 Inhibitor Agreement. The Company is also obligated to pay royalties to F. Hoffmann-La Roche Ltd and Parent for such PDE4 inhibitors based on a specified percentage of net sales of products, which increases at increasing net sales levels. F. Hoffmann-La Roche Ltd and Parent paid to the Company an aggregate of $26 million, comprised of an upfront license fee of $8 million, research and development funding of $14 million and milestone payments totaling $4 million, under the 2002 Roche PDE4 Inhibitor Agreement.

In August 2003, the Company entered into a collaboration with F. Hoffmann-La Roche Ltd and Parent for the development of nicotinic alpha-7 agonists (the “2003 Roche Nicotinic Alpha-7 Agonist Agreement”), which was amended and restated in February 2006 (the “Amended and Restated 2003 Roche Nicotinic Alpha-7 Agonist Agreement”). This collaboration has involved certain early stage research and development activities with respect to various compounds in addition to R3487/MEM 3454. Under the terms of the Amended and Restated 2003 Roche Nicotinic Alpha-7 Agonist Agreement, the Company granted to F. Hoffmann-La Roche Ltd and Parent a worldwide, exclusive, sub-licensable license to all of the Company’s patent rights and know-how with respect to the nicotinic alpha-7 agonists, other than R3487/MEM 3454, for the prevention and treatment of diseases, in all indications, for either human or veterinary use.

F. Hoffmann-La Roche Ltd and Parent retained the option granted under the 2003 Roche Nicotinic Alpha-7 Agonist Agreement to secure a license to R3487/MEM 3454 upon the completion of the first Phase 2a clinical trial of R3487/MEM 3454 and other predefined events. In May 2008, F. Hoffmann-La Roche Ltd and Parent exercised this license option to R3487/MEM 3454 under the terms of the Amended and Restated 2003 Roche Nicotinic Alpha-7 Agonist Agreement. The Company retains a co-promotion right in the United States with respect to R3487/MEM 3454.

In July 2008, the Amended and Restated 2003 Roche Nicotinic Alpha-7 Agonist Agreement was amended to provide that F. Hoffmann-La Roche Ltd and Parent will assume responsibility for future Phase 1 development, and related regulatory filings and manufacturing, for any future nicotinic alpha-7 receptor agonists developed thereunder, and that F. Hoffmann-La Roche Ltd and Parent will no longer be obligated to make payments to the Company relating to early stage clinical development events for such compounds (the “July 2008 Roche Amendment”).

As a result of the July 2008 Roche Amendment, the Company’s only continuing substantive performance obligations are to complete: (i) the Phase 1 clinical trial of R4996/MEM 63908, (ii) the Phase 2a clinical trial of R3487/MEM 3454 in cognitive impairment associated with schizophrenia, (iii) the biomarker study for R3487/MEM 3454, (iv) certain formulation and manufacturing activities, and (v) certain on-going toxicity studies. Based on the Company’s Form 10-Q for the quarter ended September 30, 2008, the Company expects that all of the activities associated with these obligations will be complete by the end of the third quarter of 2009.

Through September 30, 2008, F. Hoffmann-La Roche Ltd and Parent have paid the Company a total of $43 million in connection with the Amended and Restated 2003 Roche Nicotinic Alpha-7 Agonist Agreement, comprised of an upfront license fee of $10 million, research and development funding of $11 million, milestone payments of $12 million and an equity investment of $10 million.

Except as set forth elsewhere in this Offer to Purchase: (a) none of the Purchaser, Parent and, to the Purchaser’s and Parent’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Parent, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (b) none of Parent, the Purchaser and, to Parent’s and the Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (c) none of Parent, the Purchaser and, to Parent’s and the Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, the Purchaser, their subsidiaries or, to Parent’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this amended and restated Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, the Purchaser, their subsidiaries or, to Parent’s and the Purchaser’s knowledge, any of the persons listed in

Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, the Purchaser and, to Parent’s and the Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, the Purchaser and, to Parent’s and the Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger and (iv) the Roche Group has, and will arrange for us to have, sufficient funds to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses.

10.	Source and Amount of Funds

We will need approximately $51.4 million to acquire the Company pursuant to the Offer and the Merger and to pay related fees and expenses. It is anticipated that the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses will be obtained from general corporate funds of the Roche Group. Neither we nor Parent has any alternative financing plans or arrangements.

The Offer is not conditioned upon any financing arrangements or subject to a financing condition.

11.	Background of the Offer

As part of the continuous evaluation of its business and plans, Parent regularly considers a variety of strategic options and transactions. In recent years, as part of this process, Parent has evaluated various alternatives for expanding its pharmaceutical business, including entering into collaboration and licensing arrangements and potential acquisitions of pharmaceutical or biotechnology companies.

In 2002, Parent and F. Hoffmann-La Roche Ltd (with its affiliates, “Roche”) entered into a collaboration agreement with the Company for its PDE4 inhibitor program. During the course of this collaboration, which was effectively terminated in June 2007, the Company designated two drug candidates for clinical development: — MEM 1414, which completed Phase 1 clinical trials, and MEM 1917 — and Roche paid the Company a total of $26 million pursuant to the collaboration agreement. The Company is obligated to make milestone payments to Roche upon specified development, regulatory and commercialization milestones, and to pay royalties to Roche, with respect to drug candidates covered by the collaboration agreement.

In 2003, the Company and Roche entered into a second collaboration agreement with respect to the Company’s nicotinic alpha-7 agonist program (as amended, the “2003 Roche Agreement”). Under the 2003 Roche Agreement, the Company has granted to Parent an exclusive worldwide license to its intellectual property on nicotinic alpha-7 receptor compounds. Parent is obligated to make payments to the Company upon the occurrence of certain events with respect to R3487/MEM 3454 (the lead drug candidate in this program) and any other compounds developed under this program, as well as to pay royalties on commercialized products. The Company retains a co-promotion right in the United States with respect to R3487/MEM 3454. As of September 30, 2008, Roche had paid the Company $43 million under the 2003 Roche Agreement and is required to make a $5 million milestone payment in December 2008. The Company is currently conducting a Phase 2 clinical trial of R3487/MEM 3454 in cognitive impairment associated with schizophrenia (CIAS), and the Company has announced that the top-line results of this trial are expected to be announced by the end of April 2009.

In mid-May 2008, the Company’s management proposed to Roche an amendment to the 2003 Roche Agreement that would, among other things, permit the Company to recognize deferred revenue from Roche under this agreement on a more accelerated basis. During these discussions, Roche indicated to the Company that it would be willing to entertain entering into a broader strategic relationship with the Company. Roche expressed support for the Company as its partner in an important collaboration and was aware of the Company’s financial condition and the possibility of its common stock being delisted from NASDAQ. Discussions between executives of Roche and the Company’s management continued through mid-July, during which time the parties discussed a range of possibilities including an equity investment, licensing arrangement and a possible acquisition. However, the parties determined not to pursue a broader strategic relationship at that time.

On October 21, 2008, Roche sent a letter to the Company outlining a potential transaction in which Roche would consider acquiring 100% of the outstanding shares of the Company’s common stock at an aggregate valuation range of $40 to $50 million. This letter was preceded by a call from an executive of Roche to the Chief Executive Officer of the Company in which the Roche executive indicated that the letter was forthcoming and described its contents.

On October 23 and 24, 2008, representatives of the Company and Roche discussed Roche’s non-binding proposal, principally the Company’s views with respect to the proposed valuation, and discussed potential timing and the conduct of due diligence by Roche.

On October 27, 2008, representatives of the Company and Roche continued discussions regarding timing of a transaction and valuation, as well as integration and operational issues. The Company proposed that, as a means to enhance the valuation proposed by Roche, Roche consider restructuring its offer to include a contingent value right (“CVR”) which would be payable upon the achievement of a specified milestone or milestones with respect to the Company’s business.

On October 29, 2008, Roche and the Company entered into a confidentiality agreement and the Company began to provide due diligence materials to Roche and its advisors.

On November 3 and 4, 2008, representatives of Roche met with the Company’s management near the Company’s offices in Montvale, New Jersey, principally to allow the Roche representatives to conduct due diligence on the Company’s operations. In addition, the Company’s management raised issues regarding valuation and the CVR proposal.

On November 5, 2008, Davis Polk &Wardwell (“Davis Polk”), Roche’s outside counsel, distributed the first drafts of the merger agreement and a tender and support agreement pursuant to which certain stockholders of the Company would agree to tender their shares in a tender offer by Roche for all outstanding shares of the Company’s common stock.

On November 8, 2008, Covington & Burling LLP (“Covington”), outside counsel to the Company, sent to Davis Polk a markup of the first drafts of the merger agreement and tender and support agreement.

On November 11, 2008, all-day negotiations took place regarding the merger agreement and the tender and support agreement among representatives of the Company, Roche, Covington and Davis Polk.

On November 12, 2008, following substantial completion of its financial and operational due diligence, Roche submitted a written offer to acquire all outstanding shares of the Company’s common stock in a tender offer for a price, payable in cash, of $0.55 per share, or approximately $45 million in the aggregate, and indicated that this offer would be valid until December 1, 2008. Separately, Roche indicated that it was unwilling to pursue the Company’s CVR proposal.

On November 13, 2008, the Company delivered a non-binding counteroffer to Roche representing an aggregate valuation of approximately $70 million for the Company.

On November 14, 2008, a representative of Lazard Frères & Co. LLC, the Company’s financial advisor, telephoned an executive of Roche, on behalf of the Company, to discuss the Company’s counteroffer, and members of the Company’s management team contacted Roche’s deal team representatives to provide further information with respect to the Company’s position on price. Roche indicated in both of these conversations that it had carefully evaluated its offer and did not intend to increase its proposed purchase price.

On November 17, 2008, the Chief Executive Officer of the Company contacted an executive of Roche. In this conversation, the Roche executive indicated that Roche was not willing to increase its offer from $0.55 per share. The Roche executive stated that, if the Company believed that a higher price was appropriate, the Company should make another counteroffer but that, in any event, Roche would not be willing to consider any proposal outside its original range of $40 to $50 million, particularly in light of the costs that Roche expected to incur in connection with winding down the operations of the Company.

On November 19, 2008, the Chief Executive Officer of the Company made a counteroffer to Roche proposing an offer price of $0.61 per share, representing an aggregate valuation of approximately $50 million. This counteroffer was confirmed in a letter from the Company to Roche on November 20, 2008.

On November 21, 2008, a Roche representative communicated to the Company’s financial advisor its agreement to the Board’s counteroffer of $0.61 per share, subject to the Company’s agreement on the remaining issues regarding the terms and conditions of the transaction agreements. The parties agreed to move forward as quickly as possible to resolve the remaining open issues and to finalize Roche’s due diligence investigation and the transaction agreements.

From November 20 to November 24, 2008, Roche completed its due diligence and the parties negotiated the final terms and conditions of the transaction agreements. On November 25, 2008, the Company, Parent and Purchaser entered into the Merger Agreement and publicly announced the transaction.

12.	Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights

Purpose of the Offer; Plans for the Company

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, Parent is entitled, as soon as practicable after consummation of the Offer, to seek representation on the Company Board and to seek to consummate the Merger. If we purchase Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Parent currently intends, promptly after consummation of the Offer, to exercise this right and to designate certain officers or employees of Parent and its subsidiaries to serve as directors of the Company. The foregoing information and certain other information contained in this Offer to Purchase, the Schedule 14D-9 being mailed to stockholders and certain other materials are being (or will be) provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. In addition, if we purchase Shares pursuant to the Offer, we will seek to consummate the Merger as soon as practicable thereafter. See “Section 13 — The Transaction Documents”.

In the event that Parent acquires control of the Company, it currently expects to discontinue the operations of the Company and integrate the Company’s activities under the existing collaboration agreements between the Company, Parent and F. Hoffmann-La Roche Ltd into the Roche Group global organization.

Approval of the Merger

Under Delaware Law, if we acquire, pursuant to the Offer or otherwise (including as a result of the exercise of the Top-Up Option and Shares we already own), at least 90% of the outstanding Shares, we would be able to effect the Merger without a vote of the Company’s stockholders. If we do not so acquire at least 90% of the outstanding Shares, the Merger Agreement must be adopted by the Company’s stockholders. Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition is satisfied and the Offer is completed, we would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of the Company.

Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, appraisal rights will be available to holders of Shares who demand appraisal of such holders’ Shares and who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable statutory procedures under Delaware Law. Each such dissenting holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with interest on such amount. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the per Share price paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights in connection with the Merger if their Shares are purchased in the Offer.

The foregoing summary of the rights of dissenting stockholders under Delaware Law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware Law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware Law which will be set forth in their entirety in a notice of appraisal rights that will be included in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in a notice of merger and appraisal rights that will be sent to stockholders who do not sell their Shares in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by reference to Delaware Law.

13.	The Transaction Documents

The Merger Agreement

The following summary description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which Purchaser has included as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer and which you may examine and copy as set forth in “Section 8 — Certain Information Concerning Purchaser and Parent” above. Capitalized terms not otherwise defined herein will have the meanings ascribed thereto in the Merger Agreement.

This summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent (or its subsidiaries) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company or Parent (or its subsidiaries).

The Offer.  The Merger Agreement provides that Purchaser will use its reasonable best efforts to commence the Offer within five Business Days after the date of the Merger Agreement and it provides that the conditions will be as set forth in “Section 15 — Conditions of the Offer”. The Merger Agreement provides that each Company stockholder who tenders Shares in the Offer will receive $0.61 for each Share tendered, net to the seller in cash, without interest and less applicable withholding taxes. Purchaser has agreed that, without the prior written consent of Company, it will not:

•	change or waive the Minimum Condition;

•	decrease the Offer Price;

•	change the form of the consideration payable in the Offer;

•	decrease the number of Shares sought in the Offer;

•	extend or otherwise change the Expiration Date, except as otherwise provided in the Merger Agreement; or

•	otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of Shares.

Extensions of the Offer.  Purchaser will extend the Offer from time to time if at the then-scheduled expiration date of the Offer any of the conditions to the Offer (other than the Minimum Condition) are not satisfied or waived until such conditions are satisfied or waived. If all of the conditions to the Offer (other than the Minimum Condition) have been satisfied or waived on any scheduled or extended expiration date of the Offer, Purchaser will extend the Offer for a period of five (5) business days, provided that the Purchaser will not be required so to extend the offer more than twice in a row pursuant to this provision. The Merger Agreement further obligates Purchaser to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or The NASDAQ Capital Market applicable to the Offer. In no event will Purchaser be required to extend the Offer beyond February 13, 2009 (the “End Date”) unless Purchaser’s or Parent’s breach has caused the Offer not to be consummated by such time, in which case, the Purchaser will be required to extend the Offer beyond the End Date.

The Merger Agreement obligates Purchaser, subject to applicable securities laws and the satisfaction of the conditions set forth in “Section 15 — Conditions of the Offer”, to accept for payment and pay for, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer and validly tendered in the subsequent offering period. The date on which Shares are first accepted for payment pursuant to the Offer is hereinafter referred to as the “Acceptance Date”.

Subsequent Offering Period.  Following expiration of the Offer, Purchaser will, if requested by the Company, or may, in its sole discretion, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act.

Directors.  The Merger Agreement provides that upon the acceptance for payment of any Shares pursuant to the Offer, Parent will be entitled to designate the number of directors, rounded up to the next whole number, to the Company Board that is in the same proportion as the percentage of Shares then beneficially owned by Parent and its affiliates to the total number of Shares outstanding. The Company is required to use its reasonable best efforts to cause individuals designated by Parent to be appointed to the Company Board. The Company will also use its reasonable best efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board that represents the same percentage as individuals designated by Parent represent on the Company Board. Notwithstanding the foregoing, the Merger Agreement provides that if Parent exercises its right to appoint directors to the Company Board, the Company Board and each committee of the Company Board will be comprised of at least the number of independent directors as may be required by the rules of the NASDAQ Capital Market or the federal securities laws.

Following the election or appointment of Parent’s designees to the Company Board and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent is required (and such authorization will constitute the authorization of the Company Board) to authorize:

•	any amendment or termination of the Merger Agreement by the Company;

•	any extension of the time for performance of obligations or action by Parent or Purchaser under the Merger Agreement;

•	any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company;

•	any agreement between the Company and Parent, Purchaser or any of their respective affiliates; or

•	the taking of any action by the Company that would prevent or materially delay the consummation of the Merger.

Top-Up Option.  Pursuant to the Merger Agreement, the Company has granted to Purchaser an option to purchase from the Company up to that number of authorized and unissued Shares that, when added to the number of Shares owned by Purchaser or any of its affiliates at the time of exercise, constitutes one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully-diluted basis. The Top-Up Option may be exercised, in whole or in part, only once, at any time during the 10 Business Day period following the Acceptance Date, or if any subsequent offering period is provided, during the 10 Business Day period following the expiration date of such subsequent offering period, and only if Purchaser owns as of such time less than 90% of the shares outstanding on a fully-diluted basis. The Top-Up Option, however, may not be exercised to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares.

The Merger.  The Merger Agreement provides that, at the Effective Time, Purchaser will be merged into the Company. At that time, the separate existence of Purchaser will cease, and the Company will be the Surviving Corporation. Under the terms of the Merger Agreement, at the Effective Time each Share then outstanding will be converted into the right to receive cash equal to the price paid per Share in the Offer, without interest (the “Merger Consideration”). Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of (i) Shares held by the Company as treasury stock, by Parent or any of their respective subsidiaries and (ii) Shares owned by the Company stockholders who properly demand appraisal in accordance with Delaware Law.

The Merger Agreement provides that if, at any time after the Acceptance Date, Parent and its affiliates own at least 90% of the outstanding Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to be effected as soon as practicable without a meeting of stockholders of the Company by way of a short-form merger in accordance with Section 253 of Delaware Law.

If, however, approval of the stockholders of the Company is required to adopt the Merger Agreement in accordance with Delaware Law, the Company has agreed pursuant to the Merger Agreement that it will, among other things, (i) following the Acceptance Date, promptly prepare and file with the SEC a proxy or information statement in connection with the Merger (the “Company Proxy Statement”), (ii) if applicable, include in the Company Proxy Statement, except to the extent that the Company Board has effected or effects an Adverse Recommendation Change (as defined below) prior to the Acceptance Date, the recommendation of the Company Board that holders of Shares vote in favor of the adoption of the Merger Agreement, (iii) use its reasonable best efforts to cause the Company Proxy Statement to be cleared by the SEC and thereafter mailed to its stockholders as promptly as practicable and (iv) cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after the Acceptance Date for the purpose of voting on the adoption of the Merger Agreement. Pursuant to the Merger Agreement, and in accordance with Delaware Law and the Company’s certificate of incorporation, if stockholder approval is required to adopt the Merger Agreement, the approval of the holders of not less than a majority of the outstanding Shares, including the Shares owned by Purchaser, will be required.

Stock Options.  The Merger Agreement provides that each option to purchase Shares that is outstanding at the Effective Time, whether or not vested or exercisable, will be canceled, and each holder of an option will be entitled to receive an amount in cash equal to the excess, if any, of the Merger Consideration per Share over the applicable exercise price per Share of such option, multiplied by the number of Shares issuable upon exercise of such option (assuming full vesting of all options).

Warrants.  The Merger Agreement provides that after the Effective Time, each holder of a warrant to purchase Shares will be entitled, upon exercise of such warrant, to receive the amount of cash as if such holder had exercised the warrant for the Shares issuable upon such exercise immediately prior to the Effective Time.

Employee Stock Purchase Plan.  The Merger Agreement provides that Company will suspend payroll deductions, provide no further purchase interval and cause the exercise of each outstanding purchase right under the Company’s second amended and restated 2004 employee stock purchase plan, and terminate such plan, not later than the Effective Time.

Representations and Warranties.  In the Merger Agreement, the Company has made customary representations and warranties to Parent, including representations relating to its corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, SEC filings and the Sarbanes-Oxley Act of 2002, financial statements, disclosure documents, absence of certain changes, absence of undisclosed material liabilities, compliance with laws and court orders, litigation, properties, intellectual property, taxes, employee benefits plans (including approval of certain matters for purposes of the safe-harbor provisions contained in Rule 14d-10 under the Exchange Act), environmental matters, material contracts, regulatory matters and permits, finders’ fees, the opinion of the Company’s financial advisor and antitakeover statutes. Parent has made customary representations and warranties to the Company, including representations relating to its corporate existence and power, corporate authorization, governmental authorization, non-contravention, finders’ fees, financing, ownership and operations of Purchaser, disclaimer of other representations and warranties, beneficial ownership of Shares and certain other matters.

The representations and warranties in the Merger Agreement will not survive the Acceptance Date.

The Merger Agreement has been filed as an exhibit to the Schedule TO and this summary of terms has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company, Purchaser or Parent. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or Parent or any of their respective subsidiaries or affiliates. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a disclosure schedule that the parties have exchanged and in some cases they are subject to qualifications with respect to knowledge and/or other matters. Moreover, the representations and warranties contained in the Merger Agreement are made as of a particular date and information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Parent’s public disclosures.

Operating Covenants.  The Merger Agreement obligates the Company, from the date of the Merger Agreement until the Effective Time, subject to certain exceptions to, and to cause each of its subsidiaries to, conduct their businesses in the ordinary course consistent with past practices and use their respective reasonable best efforts to preserve intact their present business organization, maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, keep available the services of their directors, officers and key employees and maintain satisfactory relationships with their customers, lenders, suppliers and others having material business relationships with them. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of the Company and its subsidiaries prior to the Acceptance Date, which provide that, subject to certain exceptions, including as contemplated or as permitted by the Merger Agreement, the Company and its subsidiaries will not take certain actions without the prior consent of Parent, including, among other things: amendments to their organizational documents; splits, combinations or reclassifications of their securities; dividends and other distributions; redemption or repurchase of their securities; issuances or sales of their securities; amendments to the terms of their securities; capital expenditures; acquisitions (by merger, consolidation, acquisition of stock or assets or otherwise) of material assets, securities, properties or businesses other than supplies in the ordinary course of business in a manner that is consistent with past practices; sell, lease or otherwise transfer or create any lien on the Company’s or any of its subsidiaries’ assets, securities or property; loans, advances or capital contributions; indebtedness for borrowed money or guarantees thereof; entering into or modifying any material contract; certain increases in compensation, granting of severance or termination pay or adoption of new benefit plans; settlement of lawsuits; and changes in financial accounting principles or practices or material tax elections.

Access to Information.  Subject to applicable law and certain exceptions, the Merger Agreement provides that until the Effective Time, the Company will provide Parent, its counsel, financial advisors, auditors and other representatives reasonable access to the properties, offices and books and records of the Company and its subsidiaries and instruct the employees, counsel, financial advisors, auditors and other representatives of the Company and its subsidiaries to cooperate with Parent in its investigation of the Company and its subsidiaries.

No Solicitation.  In the Merger Agreement, the Company has agreed that neither it nor its subsidiaries will, nor will the Company or any of its subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors, directly or indirectly:

•	solicit, initiate or knowingly take any action to encourage or facilitate the making of an Acquisition Proposal (as defined below);

•	enter into or participate in any discussions or negotiations with or furnish any information with respect to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to any third party in connection with an Acquisition Proposal;

•	fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation or publicly recommend an Acquisition Proposal or otherwise take any action or make any statement inconsistent with the Company Board Recommendation (collectively, an “Adverse Recommendation Change”));

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries;

•	approve any transaction under or any person becoming an “interested stockholder” under Section 203 of Delaware Law; or

•	enter into any agreement, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

Notwithstanding the foregoing, at any time prior to the Acceptance Date:

(i) the Company, directly or indirectly through advisors, agents or other intermediaries or other representatives, may (A) engage in negotiations or discussions with any third party (and its representatives) that has made after the date of the Merger Agreement a bona fide, written Acquisition Proposal that the Company Board determines in good faith is or could reasonably be expected to lead to a Superior Proposal (as defined below) (and communicate with any third party and its representatives for the purpose of clarifying the terms and conditions of any bona fide, written Acquisition Proposal) and (B) furnish to such third party or its representatives non-public and other information or provide access as described in the Merger Agreement relating to the Company or any of its subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such third party with terms no less favorable in the aggregate in any material respect to the Company than those contained in the confidentiality agreement between Parent and Purchaser; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party);

(ii) the Company Board may make an Adverse Recommendation Change if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law; and

(iii) the Company Board may approve and the Company may enter into a definitive agreement with respect to a Superior Proposal and may take necessary actions in connection therewith and as prescribed by the Merger Agreement, as applicable; provided that the Company shall have complied in all material respects with the provisions of the Merger Agreement described in this “No Solicitation” section and terminated the Merger Agreement and paid the termination fee described below.

The Company Board may not take any of the actions referred to in (i), (ii) or (iii) above unless the Company has delivered to Parent a prior written notice advising Parent that it intends to take such action. In addition, the Company is required to notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or to the knowledge of any of its directors or executive officers, by any of its representatives) of any Acquisition Proposal, any indication that a third party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that, to the knowledge of the Company, may be considering making, or has made, an Acquisition Proposal. The Company is required to keep Parent promptly and reasonably informed of the status and material terms and developments with respect to any such Acquisition Proposal, indication or request. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with the provisions of the Merger Agreement.

The Merger Agreement provides that any “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or other factually accurate public statement by the Company that, in each case, merely describes the Company’s receipt of an Acquisition Proposal and the operation of the Merger Agreement with respect thereto will not be deemed to be an Adverse Recommendation Change. Nothing in the Merger Agreement will prevent the Company Board from disclosing any information required to be disclosed under applicable law or from complying with Rule 14d-9 or Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with the Merger Agreement; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Company’s Board reaffirms the Company Board Recommendation in such statement or in connection with such action, if so requested by Parent.

Further, the Company Board will not make an Adverse Recommendation Change in response to an Acquisition Proposal (or terminate the Merger Agreement), unless (x) the Company Board has determined that such Acquisition Proposal constitutes a Superior Proposal, (y) the Company notifies Parent, in writing at least three Business Days (or four Business Days if the Company Board intends to terminate the Merger Agreement) before taking that action, of its intention to do so and attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, and (z) Parent does not make, within four Business Days after its receipt of that written notification, an offer that the Company Board has determined is at least as favorable to the Company stockholders as such Superior Proposal.

The Merger Agreement requires the Company, its subsidiaries and their representatives to cease immediately any and all existing activities, discussions or negotiations, if any, with any person conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal.

Notwithstanding the foregoing, at any time on or after January 10, 2009 and through the Acceptance Date, the Company may (a) engage in discussions with Permitted Investors regarding a potential equity investment in the Company of no more than $6 million in the aggregate (a “Covered Equity Investment”) and (b) provide confidential information to such parties in connection with such discussions, provided that (A) any such Permitted Investor to which confidential information is provided is subject to a confidentiality agreement (a copy of which is be provided for informational purposes only to Parent) with terms no less favorable in the aggregate in any material respect to the Company than those contained in the confidentiality agreement with Parent and Purchaser and (B) all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent prior to or substantially concurrently with the time it is provided or made available to any Permitted Investor. The Company is not permitted to take any of the actions referred to in the immediately preceding sentence unless the Company has delivered to Parent a prior written notice advising Parent that it intends to take such action, and the Company keeps Parent promptly and reasonably informed of the status and material terms and developments of any such discussions or Covered Equity Investment. In no event will the Company enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Covered Equity Investment prior to the termination of the Merger Agreement.

“Permitted Investor” means a bona fide venture capital, private equity or other financial investor, provided that no such investor shall constitute a “Permitted Investor” if a significant biotechnology or pharmaceutical company owns or controls more than 19.9% of the equity or voting interests in such investor pharmaceutical business.

“Acquisition Proposal” means any third party offer, proposal or inquiry relating to (i) any acquisition or purchase, direct or indirect, of (A) assets of the Company and its subsidiaries (including securities of subsidiaries) representing 20% or more of the consolidated assets of the Company and its subsidiaries or (B) 20% or more of the outstanding shares of any class of equity or voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party’s beneficially owning 20% or more of the outstanding shares of any class of equity or voting securities of the Company, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company and/or any of its subsidiaries whose assets constitute in the aggregate 20% or more of the consolidated assets of the Company; provided, however, that neither a collaboration agreement nor a license agreement offered, proposed or inquired as to by the Company or a third party in the ordinary course of business consistent with past practices shall constitute an “Acquisition Proposal”.

“Superior Proposal” means a bona fide, written Acquisition Proposal not solicited in contravention of the terms of the Merger Agreement (with all percentages in the definition of “Acquisition Proposal” changed to 50%) on terms that the Company’s Board of Directors determines in good faith, after consultation with an outside financial advisor and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable to the Company’s stockholders than as provided in the Merger Agreement (taking into account any offer by Parent to amend the terms of the Merger Agreement), which the Board of Directors determines is reasonably capable of being consummated.

Company Board Recommendation.  The Company has represented to Parent in the Merger Agreement that the Company Board, at a meeting duly called and held:

(a) determined that the Merger Agreement and the transactions contemplated in the Merger Agreement are fair to and in the best interests of the Company’s stockholders;

(b) approved and declared advisable the Merger Agreement and the transactions contemplated in the Merger Agreement;

(c) resolved (subject to the Company Board’s right to make an Adverse Recommendation Change as described above) to recommend the acceptance of the Offer and adoption of the Merger Agreement by the stockholders of the Company (such recommendation, the “Company Board Recommendation”).

Director and Officer Liability.  The Merger Agreement provides that the Surviving Corporation will (and in the event of a liquidation or dissolution of the Surviving Corporation, Parent will itself as if it were the Surviving Corporation), for six years after the Effective Time, indemnify the present and former officers, directors, employees and employee benefit plan fiduciaries of the Company or any of its subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent provided by the Company’s organizational documents (including provisions that provide for the advancement of expenses) or permitted by applicable law and maintain in effect provisions in the Company’s organizational documents regarding limitations on personal liability of directors and indemnification of, and advancement of expenses to, current and former officers, directors, employees and employee benefit plan fiduciaries. In addition, the Surviving Corporation will, for six years after the Effective Time, maintain the Company’s current directors’ and officers’ insurance policies and fiduciary liability insurance policies or purchase comparable policies (subject to the limitation that in fulfilling this obligation the Surviving Corporation is not obligated to pay in excess of 225% of the current annual premium paid by the Company for such policies). The Merger Agreement provides that the Surviving Corporation will (and in the event of a liquidation or dissolution of the Surviving Corporation, Parent will itself as if it were the Surviving Corporation) ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

Employee Matters.  The Merger Agreement provides that following the Effective Time, subject to applicable law, Parent will give each employee of Parent or the Surviving Corporation or their respective subsidiaries who was an employee of the Company or any of its subsidiaries immediately prior to the Effective Time (each a “Continuing Employee”) full credit for prior service with the Company or its subsidiaries for purposes of (a) eligibility under any employee benefit plans and (b) determination of benefit levels relating to vacation or severance plans and policies, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, except if such credit would result in a duplication of benefits. For a period of one year following the Effective Time, Parent will provide the Continuing Employees who are employed by Parent or one of its subsidiaries during such period with compensation and benefits (other than equity-based compensation) that is in the aggregate substantially equivalent to such compensation and benefits as in effect immediately prior to the Effective Time. Parent agrees to provide each Continuing Employee whose employment is terminated by Parent or the Surviving Corporation or their subsidiaries during the 12-month period immediately following the Effective Time with severance benefits that are no less favorable than the greatest of the severance benefits due under the terms of an employment agreement with the Company in effect immediately before the Effective Time, or an amount equal to the Continuing Employee’s monthly base salary in effect immediately before termination of employment (or, if greater, immediately before the Effective Time) for a period of three months plus an additional 1/2 month for each full year of service with the Company and the Parent up to a maximum of 12 months.

Third Party Consents and Regulatory Approvals.  Parent and the Company have agreed in the Merger Agreement to use their reasonable best efforts to: (i) prepare and file as promptly as practicable with any governmental authority or other third party all documentation to effect any required filings and (ii) obtain any consent, authorization or approval of any governmental authority or other party required to be obtained by Parent, Purchaser or the Company or any of their respective subsidiaries in connection with the transactions contemplated by the Merger Agreement.

Conditions to the Offer.  See “Section 15 — Conditions of the Offer”.

Conditions to the Merger.  The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

•	if required by Delaware Law, the Merger Agreement has been adopted by the stockholders of the Company;

•	there is no law or judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Merger; and

•	Purchaser has purchased Shares pursuant to the Offer.

Termination.  The Merger Agreement may be terminated and the Offer and/or the Merger may be abandoned at any time prior to the Effective Time (notwithstanding approval of the Merger Agreement by the stockholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by:

(i) (A) the Company if the Acceptance Date shall not have occurred on or before February 13, 2009 (the “End Date”, unless Parent terminates this Agreement pursuant to clause (y) below, in which case such earlier date of termination shall be the “End Date”), (B) Parent if the Acceptance Date shall not have occurred on or before the earlier to occur of (x) February 13, 2009 and (y) the

30th day after the date on which the Company commences discussions regarding a Covered Equity Investment (or if such day is not a Business Day, the next succeeding Business Day) and (C) the Company or Parent if the Offer shall have expired without Purchaser or Parent having purchased any Shares pursuant thereto; provided that the right to terminate this Agreement pursuant to this Section shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such time; or

(ii) either the Company or Parent, if there shall be any applicable law injunction, order, judgment, decree, ruling or other similar requirement that (A) makes consummation of the Offer or consummation of the Merger illegal or otherwise prohibited or (B) enjoins Purchaser from consummating the Offer or the Company, Parent or Purchaser from consummating the Merger and such injunction, order, judgment, decree, ruling or other similar requirement shall have become final and nonappealable;

(c) by Parent, if, prior to the Acceptance Date:

(i) an Adverse Recommendation Change has occurred;

(ii) the Company has intentionally and materially breached its non-solicitation obligations under the Merger Agreement; or

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Merger Agreement has occurred that would cause the condition set forth in paragraphs (b)(ii) or (b)(iii) of “Section 15 — Conditions of the Offer” to the Merger Agreement to exist, and such breach or failure is incapable of being cured by the End Date;

(d) by the Company:

(i) pursuant to the provision described in paragraph (iii) under “— No Solicitation” above; or

(ii) if prior to the Acceptance Date, a breach in any material respect of any representation or warranty or failure to perform in any material respect any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement shall have occurred that is incapable of being cured by the End Date.

Effect of Termination.  If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no effect with no liability on the part of any party to the other party; provided that, if such termination resulted from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) material breach of either party to perform a covenant thereof, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure or breach.

Termination Fee.  The Company has agreed in the Merger Agreement to pay Parent a fee in immediately available funds equal to $1.5 million if:

(i) the Merger Agreement is terminated by Parent pursuant to the provision described in paragraph (c)(i) under “— Termination” above or by the Company pursuant to the provision described in paragraph (d)(i) under “— Termination” above; or

(ii) (a) the Merger Agreement is terminated by Parent or the Company pursuant to the provision described in paragraph (b)(i) or paragraph (c)(iii) under “— Termination” above, (b) after the date of the Merger Agreement and prior to the expiration or termination of the Offer, a bona fide Acquisition Proposal (excluding (1) any offer, proposal or inquiry relating to any licensing or collaboration agreement that (x) does not involve an equity investment in the Company or any of its subsidiaries that would otherwise constitute an Acquisition Proposal and (y) is of the type that is entered into by the Company in the ordinary course of business consistent with past practices and (2) an Acquisition Proposal relating to a Covered Equity Investment made in compliance with the provisions outlined in “— No Solicitation” above) has been publicly announced or otherwise been communicated to the Company Board or the Company’s stockholders and not withdrawn and (c) within nine months following the date of such termination, the Company has entered into a definitive agreement with respect to or recommended to its stockholders a Qualifying Acquisition Proposal or a Qualifying Acquisition Proposal has been consummated.

“Qualifying Acquisition Proposal” means an Acquisition Proposal (provided that for purposes of this definition (i) each reference to 20% in the definition of Acquisition Proposal shall be deemed a reference to “50%”, and (ii) the proviso contained in the definition of Acquisition Proposal shall be disregarded) that implies an enterprise value for the Company and its subsidiaries equal to at least 50% of the enterprise value for the Company and its subsidiaries implied by the transactions contemplated by the Merger Agreement.

General Expenses.  Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

The Tender and Support Agreement

The following summary description of the Tender and Support Agreement is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which Purchaser has included as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning Purchaser and Parent” above.

Concurrently with entering into the Merger Agreement, Parent entered into the Tender and Support Agreement with the Supporting Stockholders who collectively beneficially own 24,221,466 Shares (excluding Shares that are subject to unexercised employee stock options or warrants), representing approximately 29.5% of the currently outstanding Shares.

Pursuant to the Tender and Support Agreement, each Supporting Stockholder agreed to validly tender (or cause to be tendered) in the Offer any and all Shares currently beneficially owned by such Supporting Stockholder (excluding any Shares that are the subject of unexercised options to purchase Shares or warrants to purchase Shares) and any additional Shares with respect to which such Supporting Stockholder becomes the beneficial owner (including, without limitation, whether by purchase, by the exercise of options to purchase Shares or warrants to purchase Shares or otherwise) after the date of the Tender and Support Agreement (collectively, but excluding any Shares that are disposed of in compliance with the terms of the Tender and Support Agreement, the “Subject Shares”) pursuant to the terms of the Offer as promptly as practicable, but no later than no later than seven (7) Business Days after the receipt by such Supporting Stockholder of all documents or instruments required to be delivered pursuant to the terms of the Offer, including but not limited to the letter of transmittal in the case of certificated Subject Shares.

The Tender and Support Agreement further provides that each Supporting Stockholder will, at any meeting of the holders of Shares, vote (or cause to be voted) (i) in favor of (A) the adoption of the Merger Agreement and (B) without limitation of the preceding clause (A), the approval of any proposal to adjourn or postpone the Company Stockholders Meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which the Company Stockholders Meeting is held; and (ii) against any action or agreement that would reasonably be expected to materially impede, hinder, interfere with, prevent, delay or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including, but not limited to, any agreement or arrangement related to an Acquisition Proposal. In furtherance of the Subject Stockholders covenants under the Tender and Support Agreement, the Supporting Stockholders agreed, for a period beginning on the date of the Tender and Support Agreement and continuing until the termination of the Tender and Support Agreement, to appoint Parent as the Supporting Stockholders’ attorney-in-fact and proxy, with full power of substitution, to vote the Supporting Stockholders’ Shares in favor of adoption of the Merger Agreement and approval of the Merger and against the actions described in clause (ii) of the immediately preceding sentence.

Each Supporting Stockholder agreed pursuant to the Tender and Support Agreement not to, without the prior written consent of Parent, directly or indirectly, (i) grant any proxies, powers of attorney, rights of first offer or refusal or enter into any voting trust, (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift) (each, a “Transfer”), (iii) otherwise permit any liens to be created on, or (iv) enter into any contract, agreement, option, instrument or other arrangement or understanding with respect to the direct or indirect Transfer of, any Subject Shares. No Supporting Stockholder will, and will not permit any Person under such Supporting Stockholder’s control or any of its or their respective representatives to, seek or solicit any such Transfer or any such contract, agreement, option, instrument or other arrangement or understanding. Each Supporting Stockholder will have the right to Transfer all or any portion of its or his Subject Shares to a permitted transferee (as such term is defined in the Tender and Support Agreement) of such Supporting Stockholder if and only if such permitted transferee shall have agreed in writing, in a manner reasonably acceptable in form and substance to Parent, (x) to accept such Subject Shares subject to the terms and conditions of the Tender and Support Agreement and (y) to be bound by the terms of the Tender and Support Agreement.

Each Supporting Stockholder agreed that neither it nor any of its affiliated investment funds or vehicles will, and will use its reasonable best efforts to cause its and its affiliated investment funds and vehicles respective advisors, not to, directly or indirectly, (i) submit, solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish any information relating to the Company or any of its subsidiaries to any third party that is seeking (to the knowledge of such Supporting Stockholder) to make, or has made, an Acquisition Proposal or (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. Each Supporting Stockholder is permitted to engage in discussions with the Company regarding a Covered Equity Investment to the extent that the Company is permitted to engage in such discussions with such Supporting Stockholder pursuant to terms of the Merger Agreement as described in “— No Solicitation” above. Each Stockholder agreed that it will not suggest or encourage any portfolio company of such Stockholder or any of its affiliated investment funds or vehicles to take any action that such Stockholder is not permitted to take pursuant to the provisions of the Tender and Support Agreement.

The Tender and Support Agreement and the obligations of the Supporting Stockholders thereunder automatically terminates on the earlier of (i) the Effective Time, (ii) the termination of the Tender and Support Agreement by written notice from Parent to the Supporting Stockholders, (iii) the termination of the Merger Agreement, (iv) the occurrence of an Adverse Recommendation Change and (v) the termination of the Offer or any amendment, modification, change or waiver to the terms of the Offer that results in any decrease in the Offer Price or any change in the form of consideration to be used to purchase Shares.

The Confidentiality Agreement

On October 29, 2008, the Company and F. Hoffmann-La Roche Ltd entered into a Confidentiality Agreement (the “Confidentiality Agreement”) in connection with a potential business transaction between the parties, under which F. Hoffmann-La Roche Ltd agreed to keep confidential the information furnished to it or its representatives by or on behalf of the Company for five years from the date of the Confidentiality Agreement, and to use such information only for purposes of evaluating a transaction with the Company.

The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which Purchaser has included as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer and which you may examine and copy as set forth in “Section 8 — Certain Information Regarding Purchaser and Parent” above.

14.	Dividends and Distributions

As discussed in “Section 13 — The Transaction Documents — Conduct of the Company”, pursuant to the Merger Agreement, without the prior written consent of Parent, the Company has agreed not to (i) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company securities or any Company subsidiary securities; (ii) issue, deliver or sell or otherwise authorize the issuance, delivery or sale of, any the Company securities or any Company subsidiary securities, other than the issuance of (A) Shares upon the exercise of the Company stock options or the Company warrants that were outstanding on the date of the Merger Agreement in accordance with the terms of those options or warrants on such date and (B) any Company subsidiary securities to the Company or to any other subsidiary of the Company; or (iii) amend any term of any security of the Company or security of a subsidiary (whether by merger, consolidation or otherwise).

15.	Conditions of the Offer

Pursuant to the Merger Agreement, Purchaser is not required to accept for payment, or pay for, any Shares tendered in the Offer if:

(i) immediately prior to the expiration of the Offer,

(A) there shall not have been validly tendered in accordance with the terms of the Offer, and not withdrawn, a number of Shares that, together with the Shares then owned by Parent and/or Purchaser or any other of its affiliates, represents at least a majority of the Shares outstanding (assuming the exercise of all the Company stock options and warrants, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price immediately prior to the consummation of the Offer), or

(B) the Committee on Foreign Investment in the United States (“CFIUS”) shall not have completed its national security review and, if necessary, investigation, under Exon-Florio, and concluded that there are no unresolved national security concerns sufficient to warrant further action under Exon-Florio; or

(ii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer any of the following shall have occurred and be continuing as of immediately prior to the expiration of the Offer,

(A) any applicable law, order, decree or injunction shall have been enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any governmental authority that would directly or indirectly, make illegal, or otherwise directly or indirectly prohibit the consummation of the Offer or the Merger or there shall be instituted or pending any action or proceeding by any Governmental Authority that would make illegal or prohibit the consummation of the Offer or the Merger,

(B) (1) certain of the representations and warranties of the Company with regard to (x) the number of its outstanding shares, options and warrants as of November 20, 2008, (y) its compliance with certain restrictive covenants prohibiting, among other things (and with certain exceptions), stock splits, stock combinations, stock reclassifications, payment of dividends, stock redemptions and issuance of Shares, from November 20, 2008 through the date of the Merger Agreement and (z) finder’s fees, as contained in the Merger Agreement shall not be true in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true in all material respects only as of such time) and (2) any of the other representations and warranties of the Company contained in the Merger Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall not be true at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (2)

only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below),

(C) the Company shall have materially breached, or failed to perform in all material respects, its obligations under this Agreement prior to such time,

(D) the Company shall have failed to deliver to Parent a certificate signed by an executive officer of the Company dated as of the date on which the Offer expires certifying that the offer conditions specified in paragraphs (B) and (C) do not exist,

(E) there shall have occurred any event, occurrence or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, or

(F) the Merger Agreement shall have been terminated in accordance with its terms.

As used in the Merger Agreement, “Company Material Adverse Effect” means a material adverse effect on (i) the financial condition, business, assets or results of operations of the Company and its subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions in the United States not having a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, (B) changes (including changes of applicable law) or conditions generally affecting the industry in which the Company and its subsidiaries operate and not specifically relating to or having materially disproportionate effect on the Company and its subsidiaries, taken as a whole, (C) acts of war, sabotage or terrorism or natural disasters involving the United States of America not having a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, (D) changes in generally accepted accounting principles, (E) the delisting of the Shares from the NASDAQ Capital Market, (F) a decrease in the market price or an increase or decrease in the trading volume of the Shares, (G) any and all developments, including the occurrence of any adverse events or the failure to achieve the specified end points in such trial, with respect to the Company’s current Phase 2a clinical trial in Cognitive Impairment Associated with Schizophrenia (but not excluding any effects resulting from actions or omissions of the Company in connection with the conduct of such clinical trial, which, disregarding all materiality and Company Material Adverse Effect qualifiers contained therein, would constitute a breach of certain representations or warranties relating to compliance with laws and court orders or regulatory matters and permits contained in the Merger Agreement) (H) any and all developments, including the occurrence of any adverse events or the failure to achieve any specified end points or results from any clinical trials conducted by Parent or any of its Affiliates with respect to compounds covered by the Amended and Restated Strategic Alliance Agreement (Nicotinic Alpha-7 Program) dated February 27, 2006, by and among F. Hoffmann-La Roche Ltd, Hoffmann-La Roche Inc. and the Company, as amended, and any pre-clinical studies conducted by Parent or any of its Affiliates with respect to such compounds, (I) the occurrence of an Event of Default pursuant to Section 9.3 of the Loan and Security Agreement, dated as of March 16, 2007, between the Company and Hercules Technology Growth Capital, Inc., as amended, (J) any failure by the Company to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (J) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure independently constitutes or contributes to a Company Material Adverse Effect) or (K) the announcement or consummation of the transactions contemplated by this Agreement; or (ii) the Company’s ability to consummate the transactions contemplated by this Agreement.

16.	Certain Legal Matters; Regulatory Approvals

General

Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any material approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “— State Takeover Statutes”, such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained. Any such approval, if not obtained, could cause the failure of a condition to the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15 — Conditions of the Offer”.

Delaware Law

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official, the Company or third party seeks to apply any state takeover law (other than Section 203 of Delaware Law) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15 — Conditions of the Offer”.

Antitrust

Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements because the transaction does not meet the jurisdictional minimum size-of-transaction threshold under the HSR Act.

Regardless of whether a filing is required under the HSR Act, the FTC and the DOJ frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the purchase of the Shares pursuant to the Offer, the FTC or DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or Parent. Private parties and state attorney generals may also bring legal action under federal or state antitrust laws under certain circumstances. The Company and Parent believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the result would be.

We are not aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer.

Exon-Florio

Under Exon-Florio, the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of businesses that threaten to impair U.S. national security. Pursuant to Exon-Florio, a party or parties to a proposed acquisition, merger or takeover may voluntarily submit a notification of such acquisition, merger or takeover by a foreign person to CFIUS, an inter-agency committee chaired by the Treasury Department. Following the submission of a notification, CFIUS is responsible for conducting a national security review of the transaction and either issues a no-action letter or determines that a formal investigation is warranted. We filed a joint voluntary formal notification with respect to the Offer with CFIUS on November 25, 2008.

Other

The Merger that we propose would also have to comply with any applicable U.S. federal, state and local law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if the Merger were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

17.	Fees and Expenses

We have retained MacKenzie Partners, Inc. to act as the Information Agent and Mellon Investor Services LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the same manner as described in “Section 9 — Certain Information Concerning the Purchaser and Parent” with respect to information concerning Parent.

900 North Point Acquisition Corporation

December 3, 2008

SCHEDULE I

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING
SHAREHOLDERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director, executive officer and controlling shareholder of Parent and/or Roche Holding Ltd, of which Parent is a subsidiary, are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Roche Holding Ltd. The business address of each director or executive officer of Parent is 340 Kingsland Street, Nutley, New Jersey 07110. The business address of each controlling shareholder is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. All directors, executive officers and controlling shareholders listed below are Swiss citizens, except: George Abercrombie, Frederick C. Kentz III and Stephen Grossman, who are citizens of the United States, Dr. Franz B. Humer, who is a dual citizen of Switzerland and Austria, Prof. Dr. Pius Baschera and Prof. Dr. Beatrice Weder di Mauro, who are dual citizens of Switzerland and Italy, Prof. Dr. John Irving Bell, who is a dual citizen of Canada and the United Kingdom, Peter Brabeck-Letmathe, Dr. Wolfgang Ruttenstorfer and Dr. Severin Schwan, who are citizens of Austria, Ivor Macleod and Dr. DeAnne Julius, who are dual citizens of the United States and the United Kingdom, Prof. Dr. Horst Teltschik, who is a citizen of Germany, Lodewijk J.R. de Vink, who is a citizen of the United States, and William M. Burns and Prof. Jonathan K.C. Knowles, who are citizens of the United Kingdom. Directors of Parent are identified by an asterisk and controlling shareholders of Parent are identified with a cross.

Current Principal Occupation or
Name	Employment and Five-Year Employment History

George Abercrombie*	Mr. Abercrombie has been the President and Chief Executive Officer and a Director of Parent since 2001.
Frederick C. Kentz III*	Mr. Kentz has been the General Counsel and a Director of Parent since 1995.
Stephen Grossman	Mr. Grossman has been a Vice President of Parent since 1995.
Ivor Macleod	Mr. Macleod has been the Chief Financial Officer and Vice President of Parent since 2001 and 2000, respectively.
Dr. Franz B. Humer†	Dr. Humer has been a director since 1995 and served as Chairman of the Board since 2001. He served as Chief Executive Officer from 1998 to 2008. Dr. Humer is a member of the Boards of Diageo plc and Chugai Pharmaceuticals and a member of the Supervisory Board of Allianz AG.
Prof. Dr. Bruno Gehrig†	Prof. Dr. Gehrig is Vice-Chairman and Independent Lead Director and has been a director since 2004. He has served as Chairman of the Board of Swiss Life since 2003. From 1996 through 2003, Prof. Dr. Gehrig served as Vice President of the Executive Board of the Swiss National Bank. In addition, Prof. Dr. Gehrig has served as a Professor of Management at the University of St. Gallen since 1991. He has been a member of the Board of UBS AG since 2008.

Current Principal Occupation or
Name	Employment and Five-Year Employment History

André Hoffmann†	Mr. Hoffmann is Vice-Chairman and has been a director since 1996. He is a private investor. Since 2000, Mr. Hoffmann has served as Chairman of Nemadi Advisors Ltd. and as a member of the Boards of Givaudan Ltd. and Glyndebourne Productions Ltd. He is also Chairman of Living Planet Fund Management Co (since 2003) and a member of the Boards of Brunswick Capital Ltd. (since 2003) and Massellaz S.A., Amazentis S.A., Lausanne and MedAssurant Inc., USA (since 2008). Mr. Hoffmann is Vice-Chairman of the Board of Givaudan Ltd., Vernier (Geneva).
Prof. Dr. Pius Baschera†	Prof. Dr. Baschera has been a director since 2007. He is Chairman of the Board of Hilti Corporation and was Chief Executive Officer of Hilti Corporation from 1994 until 2006. Prof. Dr. Baschera has been Chairman of the Board of Venture Incubator AG since 2001, a member of the Boards of Schindler Holding AG since 2005 and Vice-Chairman of the Advisory Boards of Vorwerk Group and ARDEX Group since 1995 and 2002, respectively.
Prof. Dr. John Irving Bell†	Prof. Dr. Bell has been a director since 2001. He has served as the Regius Professor of Medicine at the University of Oxford since 2002. Since 2006, Prof. Dr. Bell has served as President of the Academy of Medical Sciences in the United Kingdom.
Peter Brabeck-Letmathe†	Mr. Brabeck-Letmathe has been a director since 2000. He has served as a director since 1997 and as Chairman of the Board of Nestlé since 2005. Mr. Brabeck-Letmathe is a member of the Boards of L’Oréal (since 1997) and the Credit Suisse Group (since 1997).
Lodewijk J.R. de Vink†	Mr. de Vink has been a director since 2004. He has served as a founding partner of Blackstone Healthcare Partners, LLC since 2003. From 2002 through 2003, he served as Chairman of International Health Care Partners. Mr. de Vink is a member of the Boards of Alcon, Inc. and Flamel Technologies.
Walter Frey†	Mr. Frey has been a director since 2001. He has served as President of the Emil Frey Group since 1969 and as President of the Board of ZLE Betriebs AG since 1997. Mr. Frey is a member of the Boards of economiesuisse (since 2008), Allianz Suisse (since 2001), Rhomberg Bau AG and Rhomberg Bahntechnik AG (since 2006). He previously served as a member of the Board of Zumtobel Staff AG from 1983 through 2003.

Current Principal Occupation or
Name	Employment and Five-Year Employment History

Dr. DeAnne Julius†	Dr. Julius has been a director since 2002. She is currently the Chairman of Chatham House. She has also served as Chairman of the Royal Institute of International Affairs since 2003. From 2001 through 2004, Dr. Julius was a Director of the Bank of England and the Bank of England Pension Fund. She is a member of the Board of Jones Lang LaSalle Inc., USA (since 2008) and has been a member of the Boards of BP plc and Serco Group plc and she was a member of the Board of Lloyds TSB Bank from 2001 to 2007.
Dr. Andreas Oeri†	Dr. Oeri has been a director since 1996. He is an orthopedic surgeon.
Dr. Wolfgang Ruttenstorfer†	Dr. Ruttenstorfer has been a director since 2007. He has served as Chairman of the Executive Board and Chief Executive Officer of OMV Aktiengesellschaft since 2002.
Prof. Dr. Horst Teltschik†	Prof. Dr. Teltschik has been a director since 2002. He is President of Teltschik Associates, a consulting firm. Prof. Dr. Telschik served as President of Boeing Germany from 2003 until 2006 and Chairman of the BMW Foundation Herbert Quandt from 1993 to 2003.
Prof. Dr. Beatrice Weder di Mauro†	Prof. Dr. Weder di Mauro has been a director since 2006. She has served as a Professor of International Finance and Macroeconomics at the University of Mainz since 2001. Prof. Dr. Weder di Mauro has been a member the Supervisory Board of ERGO Insurance Group since 2005 and a member of the German Council of Economic Experts since 2004.
Dr. Erich Hunziker†	Dr. Hunziker has served as Chief Financial Officer since 2001 and Deputy Head of the Corporate Executive Committee since 2005. He has been a member of the Board of Genentech, Inc. since 2004 and Chugai Pharmaceuticals since 2006. He is also a member of the Board of Holcim Ltd. since 1998.
William M. Burns†	Mr. Burns has served as Chief Executive Officer of the Pharmaceuticals Division since 2005. He served as Head of the Pharmaceuticals Division from 2001 to 2005. Mr. Burns has been a member of the Board of Chugai Pharmaceuticals since 2002 and Genentech, Inc. since 2004.
Dr. Severin Schwan†	Dr. Schwan has served as Chief Executive Officer since 2008. He served as Chief Executive Officer of the Diagnostics Division from 2006 to 2008. He also served as Head Region Asia Pacific of Roche Diagnostics Asia Pacific Pte Ltd from 2004 through 2005 and Head of Global Finance and Services of the Diagnostics Division from 2000 to 2004.
Prof. Jonathan K.C. Knowles†	Prof. Knowles has served as Head Global Research since 1997. He has been a member of the Board of Genentech, Inc. since 1998 and Chugai Pharmaceuticals since 2003.

Current Principal Occupation or
Name	Employment and Five-Year Employment History

Juergen Schwiezer†	Mr. Schwiezer has served as Chief Executive Officer Roche Diagnostics Division since 2008. From 2000 through 2008, he served as President EMEA and Latin America, Diagnostics Division. From 2000 through 2007 he served as Chairman of the Executive Board of Roche Diagnostics GmbH.
Dr. Gottlieb A. Keller†	Dr. Keller has served as General Counsel and Head of Corporate Services since 2008. From 2004 through 2008, he was Head of Corporate Services and Human Resources and has been Secretary to the Board since 1999. From 1999 through 2003, he served as Corporate Compliance Officer of the Roche Group. He is a member of the Boards of SGCI Chemie Schweiz and economiesuisse (since 2007).
Sylvia Ayyoubi†	Ms. Ayyoubi has served as Head of Corporate Human Resources since 2008. From 2001 through 2008, she served as Head of Global Human Resources, Diagnostics Division.
Vera Michalski-Hoffmann†	Ms. Michalski-Hoffmann is Head of Libella, a publishing group.
Marie-Anne Hoffmann†	Ms. Hoffmann is a freelance producer.
Sabine Duschmalé-Oeri†	Ms. Duschmalé-Oeri engages in volunteer work and is involved in a number of cultural and social foundations.
Catherine Oeri†	Ms. Oeri is a therapist.
Beatrice Oeri†	Ms. Oeri engages in volunteer work and is a trustee for a number of cultural and social foundations.
Maja Oeri†	Ms. Oeri is an art historian. She is a trustee of the Museum of Modern Art in New York and a member of the Art Commission of the Museum of Fine Arts in Basel. Ms. Oeri is also President of the Emanuel Hoffmann Foundation, the Laurenz Foundation and the Laurenz-Haus Foundation.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of our directors and executive officers are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with us. The business address of each director and officer is Grenzacherstrasse 124, CH-4070, Basel, Switzerland, except for Frederick C. Kentz III, whose business address is 340 Kingsland Street, Nutley, New Jersey 07110 and Frank D’Angelo, whose business address is 150 Clove Road, Little Falls, New Jersey 07424. All directors and executive officers listed below are United States citizens, except Dr. Beat C. Kraehenmann who is a citizen of Switzerland. Directors are identified by an asterisk.

Current Principal Occupation or
Name	Employment and Five-Year Employment History

Daniel Zabrowski*	Director of the Purchaser since it was formed. Mr. Zabrowski has served as the Global Head, Pharma Partnering of Parent since 2007. From 2002 through 2007, he served as Global Head of Development Operations and Vice President of Pharma Development, Nutley.
Frederick C. Kentz III*	President and Director of the Purchaser since it was formed. Mr. Kentz has served as the General Counsel and a Director of Parent since 1995.
Frank J. D’Angelo	Vice President, Treasurer, Secretary and Director of the Purchaser since it was formed. Mr. D’Angelo has served as the President of Roche Finance USA Inc. since 1996.
Dr. Beat C. Kraehenmann	Director of the Purchaser since it was formed, Dr. Kraehenmann has served as Deputy Director of the Corporate Legal Department at F. Hoffmann-La Roche Ltd since before 2000. He has also served from November 2000 to July 2003 as Secretary and from February 2001 to July 2003 as Member of the Board of Directors of Basilea Pharmaceutica Ltd.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Mellon Investor Services LLC

By Mail:	By Hand or Overnight Mail:
Mellon Investor Services LLC	Mellon Investor Services LLC
Attn: Corporate Actions Dept., 27th Floor	Attn: Corporate Actions Dept., 27th Floor
P.O. Box 3301	480 Washington Boulevard
South Hackensack, NJ 07606	Jersey City, NJ 07310

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at the address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com